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- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                        SUNGLASS HUT INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                           PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   86736F106
                     (CUSIP Number of Class of Securities)



                              LEONARDO DEL VECCHIO
                         LA LEONARDO FINANZIARIA S.r.l.
                                PIAZZALE LOTTO, 2
                               MILAN 20148 ITALY
                                (39) 02-499-841
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                WITH A COPY TO:

                             JONATHAN GOLDSTEIN, Esq.
                            DANIEL A. NINIVAGGI, Esq.
                                WINSTON & STRAWN
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 294-6700


                                March 31, 2001
            (Date of Event which Requires Filing of this Statement)



    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rules 13d-1(e), (f) or (g) check the following box: / /

================================================================================

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                                  SCHEDULE 13D
- --------------------
CUSIP No. 86736F106
- --------------------
- --------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON

      Leonardo Del Vecchio
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- --------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) / /
- --------------------------------------------------------------------------------
  3.  SEC USE ONLY

- --------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS

      Not applicable.
- --------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      Citizen of the Republic of Italy
- --------------------------------------------------------------------------------
               7.   SOLE VOTING POWER--

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8.   SHARED VOTING POWER--
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER--

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER--
    WITH:

                    0
- --------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Shares
- --------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

- --------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

      0.0%
- --------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON--IN


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                                       2
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                                  SCHEDULE 13D

- --------------------
CUSIP No. 86736F106
- --------------------

- --------------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON

      La Leonardo Finanziaria S.r.l.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- --------------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                    (b) / /
- --------------------------------------------------------------------------------
  3.  SEC USE ONLY

- --------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS


      Not applicable.
- --------------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION


      Republic of Italy
- --------------------------------------------------------------------------------
               7.   SOLE VOTING POWER--

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8.   SHARED VOTING POWER--
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER--

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER--
    WITH:

                    0
- --------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 Shares
- --------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

- --------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

      0.0%
- --------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON--OO

- --------------------------------------------------------------------------------


                                       3
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      This Amendment No. l to the Statement on Schedule 13D ("Amendment No. 1")
amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed jointly by Leonardo Del Vecchio and La Leonardo Finanziaria S.r.l. (together, the "Reporting Persons") on March 5, 2001. Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Schedule 13D. This Amendment No. 1 amends and supplements the Schedule 13D to reflect the disposition by the Reporting
Persons of all of the 2,259,600 Shares covered by the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

      LLF tendered all of the 2,259,600 Shares covered by the Schedule 13D in the Tender Offer, which expired at 12:00 midnight, New York City time, on March 30, 2001.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

      Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

      On March 31, 2001, Shade Acquisition Corp. accepted for payment all of the Shares validly tendered in the Tender Offer and at such time LLF and Mr. Del Vecchio ceased to beneficially own the Shares covered by the Schedule 13D.

                                       4
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: April 2, 2001
                                           /s/ Leonardo Del Vecchio
                                          -------------------------
                                          Leonardo Del Vecchio



      After reasonable inquiry and to the best of the undersigned's belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: April 2, 2001


                                          La Leonardo Finanziaria S.r.l.

                                          By:  /s/ Leonardo Del Vecchio
                                              -----------------------------
                                              Name: Leonardo Del Vecchio
                                              Its:  Sole Director and Sole
                                                    Executive Officer